UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

of the Securities Act of 1933

February 2, 2022

(Date of Report (Date of earliest event reported))

Hiro Systems PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On February 2, 2022, Muneeb Ali’s appointment as the Chief Executive Officer of Hiro Systems PBC, a Delaware public benefits corporation (“Hiro”), ended, and Alex Miller’s appointment as Hiro’s Chief Operating Officer also ended.

Item 9. Other Events

On February 2, 2022, concurrent with the ending of the appointments described under “Item 7. Departure of Certain Officers” above, Mr. Ali was appointed to the position of Hiro’s Executive Chairman, Mr. Miller was appointed to the position of Hiro’s Chief Executive Officer and Diwaker Gupta, Hiro’s Vice President of Technology, was appointed to the position of Hiro’s Chief Technology Officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

Date: February 3, 2022